[Letterhead of Wachtell, Lipton, Rosen & Katz]

September 25, 2015

VIA EMAIL AND EDGAR

Mr. Perry J. Hindin

Special Counsel, Office of Mergers & Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

Re:	Blyth, Inc.
Schedule 14D-9
Filed September 15, 2015
File No. 005-48107

Dear Mr. Hindin:

On behalf of our client, Blyth, Inc. (the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter, dated September 23, 2015, with respect to the above-referenced Schedule 14D-9 (the “Schedule 14D-9”) filed by the Company on September 15, 2015.

In connection with this letter, the Company is filing Amendment No. 3 to the Schedule 14D-9 (“Amendment No. 3”), which has been revised in response to the Staff’s comments.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. All references to page numbers in these responses are to the pages in the Schedule 14D-9.

General

1.	We note the disclosure on page 21 that “Houlihan Lokey’s opinion was furnished for the use of the Blyth board of directors (in its capacity as such) in connection with its evaluation of the Transaction and may not be used for any other purpose without Houlihan Lokey’s prior written consent.” Please disclose that Houlihan Lokey has consented to use of the opinion in the Schedule 14D-9.

Response: In response to the Staff’s comments, the Company has amended and supplemented its disclosure under “Item 4. The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor” by adding the following sentence as the second sentence of the eighth paragraph of such subsection:

“Houlihan Lokey has consented to the reference to its opinion in the Schedule 14D-9, and the inclusion of its opinion in the Schedule 14D-9, appearing as Annex A.”

Mr. Perry J. Hindin

U.S. Securities and Exchange Commission

September 25, 2015

Certain Blyth Forecasts, page 27

2.	We note that the Company has included non-GAAP financial measures in its Forecasts. Please revise to provide the disclosure required by Rule 100 of Regulation G. For guidance, refer to Question 101.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

Response: In response to the Staff’s comments, the Company has amended and restated in its entirety its disclosure under “Item 4. The Solicitation or Recommendation—Certain Blyth Forecasts—Information Concerning the Blyth Management Forecasts” as follows:

“Blyth does not, as a matter of course, publicly disclose long-term forecasts or internal projections as to future revenues, earnings or other results, due to, among other reasons, the unpredictability of the underlying assumptions and estimates.

However, in connection with the Board’s evaluation of the Offer and the Merger and other potential strategic alternatives available to the Company, the Company’s management prepared certain unaudited prospective financial information for the calendar years 2015 through 2018 (the “Forecasts”). The Company’s management provided the Forecasts to Parent; to the Blyth board of directors for purposes of considering and evaluating Parent’s acquisition proposal; and to Houlihan Lokey in connection with the rendering of its opinion to the Blyth board of directors and in performing its related financial analyses, as described above under the heading “—Opinion of the Company’s Financial Advisor.”

The Company’s management first prepared the Forecasts in March 2015, a summary of which follows:

(Dollars in Thousands)	2015E	2016E	2017E	2018E
Net Earnings Attributable to Blyth	$(2,561)	$7,945	$10,899	$13,363
Net Cash Flow of Business(1)	(5,986)	7,067	12,585	14,906
Adjusted EBITDA(2)	19,918	27,047	31,215	34,558

(1)	The Company defines Net Cash Flow of Business as Net Cash Provided / (Used) by Operating Activities, less capital expenditures. Net Cash Flow of Business is a non-GAAP financial measure. The Company’s management included Net Cash Flow of Business in the Forecasts because management believed such measure could be useful in evaluating the Offer and the Merger. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. The Company’s calculation of non-GAAP financial measures may differ from others in its industry and is not necessarily comparable with similar titles used by other companies.
(2)	The Company defines Adjusted EBITDA as net earnings attributable to Blyth, before interest, taxes, depreciation and amortization, as adjusted for stock-based compensation, costs associated with the consolidation of its manufacturing facility in Batavia, IL, costs of the relocation of its corporate headquarters from Greenwich, CT to Plymouth, MA and integration and consulting costs related to its acquisition of Native Remedies. Adjusted EBITDA is a non-GAAP financial measure. The Company’s management included Adjusted EBITDA in the Forecasts because management believed such measure could be useful in evaluating the Offer and the Merger. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. The Company’s calculation of non-GAAP financial measures may differ from others in its industry and is not necessarily comparable with similar titles used by other companies.

Mr. Perry J. Hindin

U.S. Securities and Exchange Commission

September 25, 2015

The Company’s management updated the Forecasts in June 2015, a summary of which follows, reflecting certain new assumptions, including, among other things, (1) the expected one-time expenses related to the relocation of the Company’s corporate headquarters from Greenwich, CT to Plymouth, MA, (2) the expected annual reduction of corporate expenses resulting from such relocation, (3) new expectations on foreign exchange rate fluctuations, (4) the expected proceeds of the sale of the Company’s manufacturing facility in Cumbria, United Kingdom, rather than the costs of the facility being idle, which were factored into the prior Forecasts and (5) new pension accruals.

(Dollars in Thousands)	2015E	2016E	2017E	2018E
Net Earnings Attributable to Blyth	$(5,852)	$8,883	$11,763	$14,147
Net Cash Flow of Business(1)	(9,580)	8,306	13,448	15,691
Adjusted EBITDA(2)	17,230	27,797	31,803	35,017

(1)	The Company defines Net Cash Flow of Business as Net Cash Provided / (Used) by Operating Activities, less capital expenditures. Net Cash Flow of Business is a non-GAAP financial measure. The Company’s management included Net Cash Flow of Business in the Forecasts because management believed such measure could be useful in evaluating the Offer and the Merger. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. The Company’s calculation of non-GAAP financial measures may differ from others in its industry and is not necessarily comparable with similar titles used by other companies.
(2)	The Company defines Adjusted EBITDA as net earnings attributable to Blyth, before interest, taxes, depreciation and amortization, as adjusted for stock-based compensation, costs associated with the consolidation of its manufacturing facility in Batavia, IL, costs of the relocation of its corporate headquarters from Greenwich, CT to Plymouth, MA and integration and consulting costs related to its acquisition of Native Remedies. Adjusted EBITDA is a non-GAAP financial measure. The Company’s management included Adjusted EBITDA in the Forecasts because management believed such measure could be useful in evaluating the Offer and the Merger. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. The Company’s calculation of non-GAAP financial measures may differ from others in its industry and is not necessarily comparable with similar titles used by other companies.

The Company’s management again updated the Forecasts in August 2015, a summary of which follows, reflecting certain new assumptions, including, among other things, (1) lower than expected one-time expenses related to the relocation of the Company’s corporate headquarters from Greenwich, CT to Plymouth, MA, (2) new expectations on foreign exchange rate fluctuations, (3) new expectations based on the results of the Company’s operations during the first six months of 2015 and (4) new expectations regarding the allocation of savings between the United States and Europe associated with the consolidation of Blyth’s manufacturing facility in Batavia, Illinois.

(Dollars in Thousands)	2015E	2016E	2017E	2018E
Net Earnings Attributable to Blyth	$(13,859)	$5,340	$7,779	$10,121
Net Cash Flow of Business(1)	(19,737)	3,156	9,501	13,029
Adjusted EBITDA(2)	11,504	21,078	24,885	28,938
Houlihan Lokey’s Adjusted EBITDA(3)	10,304	19,878	23,685	27,338

(1)	The Company defines Net Cash Flow of Business as Net Cash Provided / (Used) by Operating Activities, less capital expenditures. Net Cash Flow of Business is a non-GAAP financial measure. The Company’s management included Net Cash Flow of Business in the Forecasts because management believed such measure could be useful in evaluating the Offer and the Merger. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. The Company’s calculation of non-GAAP financial measures may differ from others in its industry and is not necessarily comparable with similar titles used by other companies.

Mr. Perry J. Hindin

U.S. Securities and Exchange Commission

September 25, 2015

(2)	The Company defines Adjusted EBITDA as net earnings attributable to Blyth, before interest, taxes, depreciation and amortization, as adjusted for stock-based compensation, costs associated with the consolidation of its manufacturing facility in Batavia, IL, costs of the relocation of its corporate headquarters from Greenwich, CT to Plymouth, MA and integration and consulting costs related to its acquisition of Native Remedies. Adjusted EBITDA is a non-GAAP financial measure. The Company’s management included Adjusted EBITDA in the Forecasts because management believed such measure could be useful in evaluating the Offer and the Merger. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. The Company’s calculation of non-GAAP financial measures may differ from others in its industry and is not necessarily comparable with similar titles used by other companies.
(3)	Houlihan Lokey, for purposes of its analysis, added back as an expense stock-based compensation in calculating Adjusted EBITDA because it believed such measure could be useful in evaluating the Offer and the Merger. Houlihan Lokey’s Adjusted EBITDA was not provided to Carlyle. Houlihan Lokey’s Adjusted EBITDA is a non-GAAP financial measure that should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. Houlihan Lokey’s Adjusted EBITDA calculation may differ from other Adjusted EBITDA calculations and is not necessarily comparable with similar titles used by other companies.

Mr. Perry J. Hindin

U.S. Securities and Exchange Commission

September 25, 2015

Set forth below are reconciliations of the most comparable GAAP financial measures to Net Cash Flow of Business, Adjusted EBITDA and Houlihan Lokey’s Adjusted EBITDA:

	Forecasts Prepared in March 2015
	Fiscal Year
(Dollars in Thousands)	2015E	2016E	2017E	2018E
Net Cash Provided by Operating Activities	$1,808	$12,163	$17,881	$19,702
Capital Expenditures	(7,794)	(5,096)	(5,296)	(4,796)

Net Cash Flow of Business	(5,986)	7,067	12,585	14,906

	Fiscal Year
(Dollars in Thousands)	2015E	2016E	2017E	2018E
Net Earnings (Loss) Attributable to Blyth	$(2,561)	$7,945	$10,899	$13,363
Interest	4,199	2,113	1,978	1,847
Taxes	(1,336)	5,069	6,880	8,390
Depreciation & Amortization	8,634	9,233	8,733	8,233
Stock-based compensation	1,600	1,600	1,600	1,600
Non-controlling interests	381	326	326	326
Costs associated with consolidation of manufacturing facility in Batavia, IL	7,326	761	799	799
Costs of the relocation of its corporate headquarters from Greenwich, CT to Plymouth, MA	—
Integration and consulting costs related to acquisition of Native Remedies	1,675

Adjusted EBITDA	19,918	27,047	31,215	34,558

Mr. Perry J. Hindin

U.S. Securities and Exchange Commission

September 25, 2015

	Forecasts Prepared in June 2015
	Fiscal Year
(Dollars in Thousands)	2015E	2016E	2017E	2018E
Net Cash Provided / (Used) by Operating Activities	$(1,786)	$13,402	$18,744	$20,487
Capital Expenditures	(7,794)	(5,096)	(5,296)	(4,796)

Net Cash Flow of Business	(9,580)	8,306	13,448	15,691

	Fiscal Year
(Dollars in Thousands)	2015E	2016E	2017E	2018E
Net Earnings (Loss) Attributable to Blyth	$(5,852)	$8,883	$11,763	$14,147
Interest	4,199	2,111	1,972	1,840
Taxes	(3,353)	5,644	7,409	8,871
Depreciation & Amortization	8,634	9,233	8,733	8,233
Stock-based compensation	1,600	1,600	1,600	1,600
Non-controlling interests	381	326	326	326
PL Europe Pension Charge	520
Costs associated with consolidation of manufacturing facility in Batavia, IL	7,326
Costs of the relocation of its corporate headquarters from Greenwich, CT to Plymouth, MA	2,100
Integration and consulting costs related to acquisition of Native Remedies	1,675

Adjusted EBITDA	17,230	27,797	31,803	35,017

Mr. Perry J. Hindin

U.S. Securities and Exchange Commission

September 25, 2015

	Forecasts Prepared in August 2015
	Fiscal Year
(Dollars in Thousands)	2015E	2016E	2017E	2018E
Net Cash Provided / (Used) by Operating Activities	($11,943)	$8,252	$14,797	$17,825
Capital Expenditures	(7,794)	(5,096)	(5,296)	(4,796)

Net Cash Flow of Business	(19,737)	3,156	9,501	13,029

	Fiscal Year
(Dollars in Thousands)	2015E	2016E	2017E	2018E
Net Earnings (Loss) Attributable to Blyth	$(13,859)	$5,340	$7,779	$10,121
Interest	5,609	2,141	2,014	1,890
Taxes	2,220	3,473	4,968	6,403
Depreciation & Amortization	7,350	8,598	8,598	8,598
Stock-based compensation	1,200	1,200	1,200	1,600
Non-controlling interests	383	326	326	326
Costs associated with consolidation of manufacturing facility in Batavia, IL	5,283
Costs of the relocation of its corporate headquarters from Greenwich, CT to Plymouth, MA	1,650
Integration and consulting costs related to acquisition of Native Remedies	1,668

Adjusted EBITDA	11,504	21,078	24,885	28,938
Stock-based compensation	(1,200)	(1,200)	(1,200)	(1,600)

Houlihan Lokey’s Adjusted EBITDA	10,304	19,878	23,685	27,338

Mr. Perry J. Hindin

U.S. Securities and Exchange Commission

September 25, 2015

3.	We note the disclosure on page 29 regarding the assumptions and estimates underlying the Forecasts, including that “[n]either the Company nor any of its affiliates assumes any responsibility to holders of Shares for the accuracy of this information.” While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for statements made in the document. Please revise.

Response: In response to the Staff’s comments, the Company has amended and revised its disclosure under “Item 4. The Solicitation or Recommendation—Certain Blyth Forecasts—Additional Information Concerning the Forecasts” by deleting the following sentence, which was the last sentence of the fourth paragraph of such subsection:

“Neither the Company nor any of its affiliates assumes any responsibility to holders of Shares for the accuracy of this information.”

*        *        *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the U.S. Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the U.S. Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or would like to discuss the foregoing, please do not hesitate to contact either me by phone (212-403-1314) or by email (DEShapiro@wlrk.com), or my colleague, Marshall P. Shaffer, by phone (212-403-1368) or by email (MPShaffer@wlrk.com).

Sincerely,

/s/ David E. Shapiro

David E. Shapiro

cc:	Michael Novins, Blyth, Inc.